

February 22, 2011

Mr. Richard A. Robert
Executive Vice President and Chief Financial Officer
Encore Energy Partners LP
5847 San Felipe, Suite 3000
Houston, Texas 77057

      Re: **Encore Energy Partners LP**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed February 25, 2010
              File No. 001-33676

Dear Mr. Robert:

      We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,

                              Anne Parker
                              Branch Chief